

Lauren Grant · 3rd

Chief Content Officer at Quirktastic

New York City Metropolitan Area · 500+ connections ·

Contact info

 **Quirktastic**

 **Virginia Commonwealth University**

Experience

 **Quirktastic**
3 yrs 7 mos

 **Chief Content Officer**
Feb 2019 – Present · 1 yr 7 mos

As the Chief Content Officer of Quirktastic I have dominion over all content from written articles, audio such as podcasts, and visuals like short form films to YouTube personality videos.

 **Managing Editor**
Feb 2017 – Present · 3 yrs 7 mos

At Quirktastic I research, create, and edit various articles surrounding the "quirky" nerd community for millennials of color, and contribute to social media live coverage at events such as BlerDCon..

Video Content Coordinator
NerdCaliber: Nerd Lifestyle Magazine
Dec 2013 – Present · 6 yrs 9 mos

For NerdCaliber.com I write articles on recent pop culture trends, including anime, film and the gaming industry. I travel to various conventions, interviewing cosplayers and industry types for

exciting stories to bring to the general public.



Nerd Caliber | Nerd Lifestyle Magazine



Field and Production Coordinator

Double R Productions

Sep 2015 – Feb 2017 · 1 yr 6 mos

Washington, District Of Columbia

As the Field and Production Coordinator at Double R Productions I play a role in pre-production, production and post-production. I communicate with our clients to ensure that the vision they want for their project is what we achieve. I coordinate Double R's video shoots and in addition to this I assist on said shoots, collect the necessary materials and distrib ...see mor



Intern

Carlyn Davis Casting

Jan 2015 – May 2015 · 5 mos

Falls Church, Virginia

At Carlyn Davis Casting I learned the ins and outs of what goes into casting for a video/commercial project. I assisted with casting calls/auditions, updating the online casting portfolios and general office work.

Education



Virginia Commonwealth University

Bachelor of Science, Mass Communications: Broadcast Journalism

2010 – 2013

Activities and Societies: Blank Canvas Dance Crew, Society of Professional Journalists



Northern Virginia Community College

Liberal Arts and Sciences/Liberal Studies

2008 – 2010

Licenses & Certifications



TEFL Certificate in English Language Teaching

TEFL Express

Issued Apr 2013 · No Expiration Date

Credential ID 100-3744



